jdaniels@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3322	facsimile:	(212) 318-3400
August 26, 2008
VIA EDGAR AND FEDERAL EXPRESS
Ms. Jennifer Hardy
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-3561

Re:	Mistras Group, Inc.
Registration Statement on Form S-1
Filed June 10, 2008
File No. 333-151559
Dear Ms. Hardy:
     On behalf of Mistras Group, Inc. (the “Registrant”), we hereby submit to you Amendment No. 1 (“Amendment No. 1”) to the Registrant’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), reflecting changes made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter of Jennifer Hardy dated July 9, 2008 to Sotirios J. Vahaviolos, Ph.D., pertaining to the Registration Statement.
     All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Registrant at its request. All responses to the accounting comments were prepared by the Registrant in consultation with its independent auditors. To facilitate your review, we have set forth in this letter each of the Staff’s comments with the Registrant’s corresponding response below. We have marked the enclosed Amendment No. 1 to show changes and all references to page numbers below pertain to the page numbers in the marked version of Amendment No. 1 submitted herewith.
General
1.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

Response: The Registrant has filed several of the required exhibits with Amendment No. 1 and will file any additional required exhibits as soon as possible to enable the Staff to review them before the Registrant requests acceleration of the effective date of the Registration Statement.

2.	Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

Response: The Registrant notes the Staff’s comment. Any preliminary prospectus circulated will include the anticipated price range and all other information not entitled to be omitted pursuant to Rule 430A. However, because the Registrant and the representatives of the underwriters of the offering have not yet determined the price range for the offering and the appropriate number of shares into which the Registrant’s common stock will be split prior to the offering, such information has not been included in Amendment No. 1. The Registrant acknowledges that the Staff will need sufficient time to review such information when it is included in a future amendment and may have further comments on such amendment.
Industry and Market Data
3.	Please tell us whether the information in sources cited throughout the prospectus was publicly available or whether the information was prepared for you for a fee. We note information from the United States Energy Information Administration, Chemical Market Associates, Inc., the Industrial Information Resources and SRI International.

Response: The Registrant respectfully advises the Staff that it has revised Amendment No. 1 to remove references to Chemical Market Associates, Inc. and SRI International. The information from all of the sources cited in the Registration Statement is either publicly available or available on a subscription basis. The information was not prepared for the Registrant for a fee and was not prepared for use in connection with the Registration Statement. In addition, there are no relationships between the Registrant and the sources cited in the Registration Statement.
Summary, page 1
4.	Please disclose the basis for your statement that you are a leading global provider of proprietary, technology-enabled non-destructive testing solutions. Please do this for other such statements throughout the prospectus. For instance, refer to your statement on page 58 that you are the only vendor with a comprehensive suite of proprietary and integrated NDT services, software and other products worldwide as well as your statement on page 64 that you are a leader in the design of AE sensors, instruments and turn-key systems used for the monitoring and testing of materials, pressure components, processes and structures.

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

Response: The Registrant supplementally advises the Staff that the Registrant’s bases for each of the statements specified in this comment and a similar statement are as set forth below underneath these statements. The Registrant respectfully submits to the Staff that it believes it has disclosed these bases throughout the Registration Statement where material, and duplicating them wherever these or similar statements are made would impair those sections’ readability and unnecessarily increase their length, without any corresponding benefit to prospective investors. The Registrant is supplementally and confidentially providing the Staff, under separate cover, with relevant excerpts of the third-party documents and information supporting these statements and these materials have been marked so that they are keyed to the disclosure and indicate the information used by the Registrant in its analyses.

“We are a leading global provider of proprietary, technology-enabled, NDT solutions used to evaluate the structural integrity of critical energy, industrial and public infrastructure.”

The Registrant advises the staff that there is limited publicly available information, and no applicable third-party research, regarding its relative competitive position in the NDT industry. As a result, the Registrant based the statement that it is a “leading” provider of NDT solutions on its internally generated analysis based on information obtained in its day-to-day operations from private sources, such as customers, suppliers and competitors (acquired and otherwise), as well as publicly available press releases, competitor websites and industry literature. This analysis examined the Registrant’s characteristics and indicated it was among the top five companies, or the leaders of its industry, in each of the following categories:
•	historical revenues (first disclosed in “Summary — Our Business”);

•	number of customers (over 4,000, as disclosed in “Business — Customers”);

•	breadth of traditional and advanced service and product offerings (disclosed in “Business — Our Solutions”);

•	geographical reach (60 offices in 15 countries, as disclosed in “Business — Facilities”);

•	number of total employees (1,600, as disclosed in “Business — Employees”); and

•	number of Ph.D.s and level III certified technicians (22 and 62, respectively, as disclosed in “Business — Research and Development”).
The Registrant bases the statement that it is a “global” provider of NDT solutions on the following facts: it has 60 offices in 15 countries (i.e., in all continents except Australia, Africa and Antarctica), and recognized revenues for providing solutions in 25 countries (in all continents except Antarctica) during the year period ended May 31, 2008. These facts are disclosed in “Business — Customers” and “Business — Facilities”.

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

“We believe we are the only vendor with a comprehensive suite of proprietary and integrated NDT services, software and other products worldwide, which positions us to be the leading single source provider for all of our customers’ NDT requirements.”

The Registrant bases this statement on its internally generated analysis, which was based upon data developed from its operations and other factual information obtained from information provided to the Registrant by various of its customers as well as publicly available press releases, competitor websites and industry publications. The material results of this analysis are disclosed under “Business — Competition”. For instance, based on an analysis of the competing service and product offerings of its competitors, as described on these competitors’ websites and elsewhere, the Registrant believes that none of its major competitors in its Services segment is a major competitor in its Software and Products segment, and vice versa. Similarly, the Registrant believes that its major competitor with respect to its PCMS software is not a significant competitor with the Registrant with respect to provision of NDT services or other NDT products. Finally, the Registrant believes, based on knowledge of its own capabilities, that it has the ability to provide NDT solutions worldwide, while only a few of its competitors, namely, SGS Group, the TCM division of Team, Inc. and APPLUS RTD, have this ability. As a result, the Registrant believes it is positioned to be the leading single source provider for its customers’ NDT requirements because none of its competitors can provide NDT services, software and other products at their various locations around the world.

“Our research and development team leads the industry in developing advanced NDT solutions such as on-line AE products, high speed automated UT systems, advanced UT technologies for thick composite testing, infrared systems for industrial applications, and portable UT and AE systems for two- or three-dimensional inspection.”

and,

“We are a leader in the design and manufacture of AE sensors, instruments and turn-key systems used for the monitoring and testing of materials, pressure components, processes and structures.”

The Registrant bases this statement on its internally generated analysis, which showed that based on marketing materials about and direct examination of competing products, as well as reports received from customers, competing products are generally less technologically advanced than the Registrant’s AE sensors, instruments and turn-key systems, on-line AE products, high speed automated UT systems, advanced UT technologies, infrared systems, and portable systems. The Registrant is continually upgrading and enhancing the technological sophistication and functionality of its existing products and designing new product offerings in consultation with various of its customers.

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

The Registrant’s research and development operation consists of 28 engineers and scientists at its headquarters, as supplemented by 22 Ph.D.s and 62 level III certified employees around the world as of August 15, 2008. The largest of its competitors’ research and development operations consist of no more than 3 to 4 persons and the only NDT research operations comparable to that of the Registrant are part of universities and institutes.

5.	It is not clear from your table on page 78 whether officers and directors will be selling shares in the offering. If so, please disclose here.

Response: The Registrant notes the Staff’s comment and respectfully advises the Staff that it has not yet been determined whether any of the Registrant’s officers or directors will be selling their shares of common stock in the offering. However, the Registrant has revised the “Summary—The Offering” section on page 6 of Amendment No. 1 to include a reference to the “Principal and Selling Stockholders” section for information on the number of shares of common stock beneficially owned and being sold in the offering by each of the Registrant’s executive officers and directors, individually and as a group.

6.	Please quantify the number of shares of common stock each officer, director and affiliate will receive upon the concurrent conversion of preferred stock.

Response: The Registrant notes the Staff’s comment and has revised the “Summary—The Offering” section to include (i) disclosure that will provide the approximate percentage of the Registrant’s common stock held by its executive officers, directors and each person, or group of affiliated persons, known by the Registrant to beneficially own more than five percent of the voting securities, taken together as a group, after the offering and (ii) a reference to the “Certain Relationships and Related Transactions— Conversion of All Preferred Stock upon Completion of this Offering” section, which has been revised to include disclosure that will quantify the number of shares of the Registrant’s common stock that each of the Registrant’s executive officers, directors and each person, or group of affiliated persons, known by the Registrant to beneficially own more than five percent of the Registrant’s voting securities will receive upon the concurrent conversion of preferred stock in connection with the closing of the offering. Please see “Summary— The Offering” and “Certain Relationships and Related Transactions— Conversion of All Preferred Stock upon Completion of this Offering” on pages 6 and 83, respectively, of Amendment No. 1.

Each series of the Registrant’s preferred stock currently converts into common stock at a ratio of 1-to-1, subject to (i) proportional adjustments for stock splits and dividends, combinations, recapitalizations and similar events and (ii) formula-weighted-average adjustments in the event that the Registrant issues additional shares of common stock or securities convertible into or exercisable for common stock at a purchase price less than

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

the price at which such series of preferred stock was originally issued and sold, subject to certain customary exceptions. The Registrant does not intend to issue equity securities resulting in any such formula-weighted-average adjustment prior to the offering, but does intend to effect a stock split by way of a stock dividend prior to the offering. However, because the Registrant and the representatives of the underwriters of the offering have not yet determined the appropriate number of shares into which the Registrant’s common stock will be split prior to the offering, the Registrant will disclose the exact number of shares of common stock into which the preferred stock of each officer, director and affiliate will convert upon the closing of the offering in a future amendment.
Summary Historical Consolidated Financial Data, page 8
7.	Please revise your disclosures to include cash flows from financing and investing activities. We believe that a presentation that only includes the cash flows from operations portion of the statement of cash flows implies that the use of such cash flows is entirely at the discretion of management. See FRC 202.03 for additional details.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page 31 of Amendment No. 1.
Summary Historical Consolidated Financial Data — FN (1), page 9
8.	We note your disclosure here and on page 29 describing pro forma diluted earnings per share. Please amend your filing to include tabular disclosures in a manner similar to paragraph 40a of SFAS 128.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see pages 8 and 9 (Summary Historical Consolidated Financial Data) and pages 32 and 33 (Selected Historical Consolidated Financial Information) of Amendment No. 1.
Risk Factors, page 9
9.	Briefly discuss the extent to which you have been impacted by accidents that could occur as a result of your testing as well as by intellectual property disputes as discussed in the risk factors entitled An accident or incident involving our NDT solutions... on page 9 and We may be subject to damaging and disruptive intellectual property litigation related to allegations... on page 15.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see pages 11 and 18 of Amendment No. 1. The Registrant supplementally advises the Staff that it has not faced any significant litigation or incurred any significant monetary damages as a result of accidents or incidents involving its NDT solutions, but included the risk factor regarding such risks because they remain a possibility that it believes to be of possible importance to prospective investors.

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

Forward-Looking Statements, page 23
10.	Please remove the word “will” from the list of forward-looking statements.

Response: The Registrant has removed the word “will” from the list of forward-looking statements in accordance with the Staff’s comment.
Selected Historical Consolidated Financial Information, page 29
11.	We note your use of EBITDA as a performance measure. Please amend your filing to include the material limitations associated with the use of this measure. Please reference question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: The Registrant has reviewed question 8 to the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In all of the disclosures regarding EBITDA, the Registrant has revised its disclosure to state the material limitations associated with the use of this measure. Please see pages 9 and 10 (Summary Historical Consolidated Financial Data) and pages 33 and 34 (Selected Historical Consolidated Financial Information) of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
12.	Please disclose all foreign countries, in total, from which you derive revenues. Please refer to Item 101(d)(i)(B).

Response: The Registrant has expanded the disclosure in “Business — Customers” in response to the Staff’s comment in order to disclose the foreign countries where it provided NDT solutions responsible for more than 1% of its revenues in the fiscal year ended May 31, 2008. Please see page 67 of Amendment No. 1. The Registrant respectfully submits to the Staff that it believes that the foreign countries where it provided NDT solutions responsible for less than 1% of its revenues in the fiscal year ended May 31, 2008 are immaterial and, therefore, need not be disclosed in the Registration Statement. The Registrant has disclosed under “Results by Geographic Area” in Note 20 the amount of the Registrant’s revenues attributed to the Registrant’s country of domicile, the United States, and all foreign countries, grouped by geographic location. The Registrant believes that this approach conforms to the requirements of Regulation S-K Item 101(d)(1)(i) to disclose revenues attributed to the Registrant’s country of domicile, all foreign countries, in total, and any individual foreign country, if material.

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

Consolidated Results of Operations, page 34
13.	We note your ability to raise prices to keep pace with increased labor costs contributed to the increase in gross profit in the nine months ended February 2008. For each segment, discuss your ability to increase prices and how this pricing power or lack thereof, impacts your profitability.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page 37 of Amendment No. 1.

14.	To the extent that your revenues and profits have been significantly impacted by the provision of products and/or services to one or several major customers, please discuss those transaction(s) in greater detail. For instance, we note that revenues in the Services segment for the nine months ended February 2008 were largely the result of one order from one major customer and that your top 10 customers accounted for half the revenue. Further, we note that revenues in the Software Products segment for the nine months ended February 2008 increased as a result of one major order in the International segment. Please review this section and revise to provide more context for the changes between the periods discussed.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see pages 36 through 46 of Amendment No. 1.

15.	Throughout your discussion of your results of operations for all periods presented you cite multiple factors for changes in your results. Revise your filing, to the extent practicable, to quantify the impact of each factor you identify when you identify multiple factors as impacting your results of operations. For example, your services discussion indicates that your revenues increased due to an increase in demand, a single large order and revenues from an acquired business.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment to the extent practicable. Please see pages 36 through 46 of Amendment No. 1.
Liquidity and Capital Resources
Cash Balance and Credit Facility Borrowings, page 46
16.	We note that subsequent to February 29, 2008 you acquired four businesses which were not individually material. Please demonstrate for us whether these acquisitions are material in the aggregate. Refer to Rule 3-05(b)(2)(i) of Regulation S-X.

Response: The Registrant notes the Staff’s comment and is supplementally and confidentially providing the Staff under separate cover a schedule prepared by the Registrant detailing its calculations with respect to the significance tests for the businesses acquired after February 29, 2008. The Registrant used the three tests for determining a “significant subsidiary” outlined in Rule 1-02(w) of Regulation S-X. Following the guidelines of Rule 3-05(b)(2)(i) of Regulation S-X, the Registrant

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

determined that the transactions do not meet the applicable significance tests.
Manufacturing, page 67
17.	Please describe what your products are.

Response: The Registrant has revised the “Manufacturing” section in order to clarify what products are manufactured at the Registrant’s headquarters in Princeton-Junction. Please see page 69 of Amendment No. 1.
Intellectual property, page 67
18.	We note your statement that your success depends in part on your ability to protect your proprietary technology and avoid infringing the intellectual property of others. We also note the number of patents and service marks you own. Please provide a better understanding of the role that intellectual property protection plays in your business. For instance, are your primary products, processes and services patented or licensed from others? Please refer to Item 101(c)(iv) of Regulation S-K.

Response: The Registrant has expanded the disclosure regarding intellectual property in response to the Staff’s comment in order to more fully comply with the requirements of Item 101(c)(iv) of Regulation S-K. Please see page 69 of Amendment No. 1.
Research and Development, page 67
19.	Please disclose the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities. In addition, state, if material, the estimated dollar amount spent during each of such years on customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques. Please refer to Item 101(c)(xi) of Regulation S-K.

Response: The Registrant has expanded the disclosure in “Business — Research and Development” in response to the Staff’s comment in order to disclose the estimated amount spent during each of the last three fiscal years on company-sponsored and customer-sponsored research and development activities consistent with Item 101(c)(iv) of Regulation S-K. Please see pages 69 through 70 of Amendment No. 1.
Executive Compensation, page 74
Compensation Discussion and Analysis, page 74
Annual Cash Incentives, page 75
20.	Please quantify the EBITDA and revenue performance targets and disclose what EBITDA and revenue amounts you actually achieved.

Response: The Registrant has revised the disclosure in accordance with the Staff’s

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

comment to quantify the EBITDA and revenue performance targets and to disclose the EBITDA and revenues achieved in fiscal 2008. Please see pages 77 and 78 of Amendment No. 1.
Principal and Selling Stockholders, page 78
21.	For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

Response: The Registrant has revised the selling stockholder table and footnotes to the table in accordance with the Staff’s comment to identify the natural persons who exercise sole or shared voting and investment control over the securities held by the selling shareholders that are not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. Please see page 81 of Amendment No. 1.
Acquisition of Envirocoustics A.B.E.E., page 80
22.	We note based on your disclosure here and on page F-16 that Mr. Vahaviolos was the majority owner of A.B.E.E. and also currently owns 59% of Mistras. It therefore appears that A.B.E.E. and Mistras are entities under common control. If so, please address the need to account for Mistras’ acquisition of A.B.E.E. as entities under common control as prescribed by paragraphs Dl 1 through D18 of SFAS 141.

Response: As Mistras and A.B.E.E. were entities under common control prior to the April 25, 2007 transaction, 59% of A.B.E.E. should have been accounted for at book value with the remainder accounted for under purchase accounting. The Registrant has evaluated the difference between 100% purchase accounting and 40% purchase accounting and note that the effect would have been to increase property, plant and equipment goodwill and the value of the preferred shares. The effect of this adjustment would be to increase depreciation expense by less than $5,000 per quarter. The Registrant has determined this amount to be immaterial for adjustment. Given the immaterial impact, the Registrant does not believe the disclosure on page 83 and in Note 8 to the consolidated financial statements needs to be modified.
Underwriting, page 91
23.	Please disclose the circumstances under which the underwriters could waive the lock-up requirements.

Response: The representatives have informed the Registrant that when determining whether to release any of its shares of common stock from lock-up agreements or whether to consent to any waiver of transfer restrictions, the representatives will consider, among other factors, the holder’s reasons for requesting the waiver, the number of shares

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

of common stock for which the release is being requested and market conditions at the time.

The Registrant has revised the disclosure on page 94 of Amendment No. 1 in response to the Staff’s comment.
Signatures
24.	Please note that your controller or chief accounting officer must sign the registration statement pursuant to Note A to Signatures on Form S-l. Please add the chief accounting officer or indicate which current signatory holds that position.

Response: The Registrant has revised the signature page to the Registration Statement in accordance with the Staff’s comment.
Report of Independent Registered Public Accounting Firm, page F-3
25.	Amend your filing to include the audit report and related consent of the other auditor referred to by Amper, Politziner & Mattia, P.C.

Response: Amendment No.1 has been updated to include audited consolidated financial statements for fiscal 2008 and a new auditor’s report furnished by Amper, Politziner & Mattia, P.C. The Registrant respectfully submits that because the Registrant’s audited consolidated financial statements for fiscal 2005 are no longer included in the Registration Statement, the Registrant is no longer required to include the audit report and related consent of the auditor referred to by Amper, Politziner & Mattia, P.C. in its previous report, which audited the financial statements of the consolidated foreign subsidiaries of the Registrant for fiscal 2005.
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies — Revenue Recognition, page F-9
26.	With regard to your product sales, clarify when title passes to the customer (e.g. when the product is delivered or when the product is shipped to the customer). Refer to SAB Topic 13.3.a.

Response: The Registrant respectfully advises the Staff that product sales are recognized when risk of loss and title pass to the customer, which is generally upon delivery. The Registrant has revised the disclosure on page F-9 to reflect the Staff’s comment.

27.	You indicate that for multiple-element arrangement software contracts that include non-software elements, whereby the software is essential to the functionality of the nonsoftware elements, you apply the accounting specified under the heading Multiple-Element Arrangements. However, we note that your accounting for multiple-element arrangements does not refer to vendor-specific objective evidence (VSOE) as contemplated by paragraph

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

10 of SOP 97-2. Please confirm that you use VSOE for your software multiple-element arrangements and revise your disclosures accordingly. Otherwise provide us additional information to clarify the appropriateness of your accounting.

Response: The Registrant confirms the use of vendor-specific objective evidence is incorporated into the accounting treatment for software multiple-elements arrangements. The disclosure on page F-9 has been updated.

28.	You indicate that revenues from maintenance, unspecified upgrades and technical support are recognized over the periods such items are delivered. Please revise your disclosures to clarify, if true, that you recognize such revenues ratably over the term of the arrangement as required by paragraph 57 of SOP 97-2.

Response: The disclosure on page F-9 has been updated in accordance with the Staff’s comment.
3. Earnings Per Share, page F-14
29.	We note that you have excluded the common stock equivalents related to the conversion of the outstanding preferred stock from diluted earnings per share due to the fact that their conversion is contingent on the effectiveness of a qualified IPO. However, based on your disclosures in Note 16, it appears that the preferred stock is convertible at the option of the holder at any time. Based on these terms, please tell us what consideration you gave to including the common stock equivalents in your diluted EPS calculation. Clarify whether you have excluded these common stock equivalents because they are antidilutive as indicated by your pro forma diluted earnings (loss) per share as presented in your Summary and Selected Consolidated Financial Data.

Response: The Registrant has revised its disclosure to clarify that the conversion of the preferred stock is antidilutive. Please see pages F-14 and F-15 of Amendment No. 1
4. Accounts Receivable and Allowance for Doubtful Accounts, page F-15
30.	Please revise your filing to include the changes in the position of doubtful accounts for all years an income statement is presented. Refer to Rule 5-04(a)(2) of Regulation S-X.

Response: The Registrant has revised its disclosure to include the disclosure related to the changes in the position of doubtful accounts for all years an income statement is presented. Please see page F-15 of Amendment No. 1.
7. Goodwill, page F-16
31.	Please amend your filing to include changes in the carrying amount of goodwill at the segment level as required by paragraph 45 of SFAS 142.

Response: The Registrant has revised its disclosure to include the disclosure required by

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

paragraph 45 of SFAS 142, including the carrying amount of goodwill at the segment level. Please see page F-16 of Amendment No. 1.
16. Preferred Stock — Conversion Rights, page F-23
32.	Amend your filing to disclose the conversion price of the preferred shares. Also disclose how such conversion price changes upon the issuance of additional common shares.

Response: The Registrant has revised the disclosure on page F-25 of Amendment No. 1 in response to the Staff’s comment.
16. Preferred Stock — Class A Redemption Rights, page F-23
33.	We note that Class A holders may require redemption upon the occurrence of an Event of Noncompliance. Please define these events.

Response: The Registrant has revised the disclosure on pages F-25 through F-26 of Amendment No. 1 in response to the Staff’s comment.
17. Stock Compensation, page F-24
34.	Please amend your filing to include the weighted average grant date fair value, the total intrinsic value for each year an income statement is provided. Additionally, for the latest balance sheet date please disclose the total compensation cost related to non-vested awards not yet recognized and the weighted average period over which is it expected to be recognized. Refer to paragraph A240 of SFAS 123(R).

Response: The Registrant has revised the disclosure on pages F-27 through F-28 of Amendment No. 1 in response to the Staff’s comment.
Notes to the Interim Consolidated Financial Statements 7, Long-Term Debt, page F-42
35.	We note your disclosure on page F-18 indicating that the bank has waived several non- financial covenants in connection with prior year financial statements. Please amend your filing to clarify if you are in compliance with these covenants at the end of your interim reporting period. Please also enhance your disclosures to identify these covenants and whether you are required to be in compliance with similar covenants in the future. In addition, please revise your disclosures to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Response: The Registrant respectfully submits that it has not revised the interim consolidated financial statements because they are not included in Amendment No. 1. The Registrant has revised the disclosure in the notes to the audited consolidated financial statements included in Amendment No. 1 on pages F-19 through F-20 of Amendment No. 1 in response to the Staff’s comment.

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

11. Preferred Stock, page F-44
36.	We note your disclosure that “Accretion has been based on the Fair Market Value of Class A shares. Accretion has been based on the Class A IRR Amount and amount to $9,865 for the nine months ended February 29, 2008.” These statements appear to contradict each other. Please amend your filing to clarify how you determined accretion expense for the nine months ended February 29, 2008 and why there was a significant increase in accretion for the nine months ended February 29, 2008.

Response: The Registrant has revised Note 17 on page F-26 of Amendment No. 1 in response to the Staff’s comment.

Ms. Jennifer Hardy
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 26, 2008

     If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact Sheldon Nussbaum at (212) 318-3254, the undersigned at (212) 318-3322 or Donald Ainscow at (212) 318-3358.
Very truly yours,
/s/ Joseph F. Daniels

Joseph F. Daniels
Enclosures

cc:	Mindy Hooker, Staff Accountant
Anne McConnell, Staff Accountant
Craig Slivka, Staff Attorney
Sotirios J. Vahaviolos, Mistras Group, Inc.
Pete Peterik, Mistras Group, Inc.
Andrew C. Freedman
Sheldon G. Nussbaum
Donald G. Ainscow